UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004.

Commission File Number: 001-31221

Total number of pages: 4

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, dated March 19, 2004, regarding outcome of share repurchase.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: March 19, 2004	By:	/S/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President and Chief Financial Officer

For Immediate Release

Announcement of Outcome of Share Repurchase

TOKYO, JAPAN, March 19, 2004 — NTT DoCoMo, Inc. announced today the outcome of its share repurchase under article 210 of the Japanese Commercial Code.

1.	Reason for share repurchase

To improve capital efficiency and to implement flexible capital policies in accordance with the business environment

2.	Details of share repurchase
(1)	Class of shares: Common stock
(2)	Period of share repurchase: From March 3, 2004 to March 19, 2004
(3)	Aggregate number of shares repurchased: 301,883 shares
(4)	Aggregate price of shares repurchased: 69,515,240,000 yen
(5)	Method of repurchase: Purchase on the Tokyo Stock Exchange
(Note1)	The above repurchase of shares was approved by DoCoMo’s shareholders at the 12th annual general meeting of shareholders, which was held on June 19, 2003. The summary of the resolution is as follows:

-Class of Shares to be repurchased: Common Stock

-Aggregate number of shares to be repurchased: Up to 2,500,000 shares

-Aggregate price of shares to be repurchased: Up to 600,000,000,000 yen

(Note2)	Total number of shares repurchased since the shareholders resolution on June 19, 2003.

-Aggregate number of shares repurchased: 1,576,216 shares

-Aggregate price of shares repurchased: 394,901,869,000 yen

For further inquiries, please contact:

Public Relations Department

Susumu Takeuchi

Manager

International PR

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366 (9:30~19:00 Japan Standard Time)

Fax: +81-3-5501-3408

Mobile: +81-90-5400-1142

e-mail: press_dcm@nttdocomo.com

website: http://www.nttdocomo.com

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company with more than 47 million customers. The company provides a wide variety of leading-edge mobile multimedia services. These include i-mode®, the world’s most popular mobile internet service, which provides e-mail and internet access to over 40 million subscribers, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific, Europe and North America.

NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com